May 2, 2016

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. Browning:

On April 12, 2016 Northern Lights Fund Trust III (the “Registrant”) filed a preliminary proxy statement with respect to the Marathon Value Portfolio (the “Fund”). The proxy statement relates to a shareholder meeting to consider approval of a new investment advisory agreement with a new investment adviser. In a telephone conversation on April 21, 2016, you provided comments to the preliminary proxy statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used herein have the same meanings given to them in the proxy statement. Redlined changes to the preliminary proxy are provided in the attached Appendix A as you requested.

Comment 1. Please confirm that any bracketed or missing information will be provided in the definitive proxy statement. Please include Tandy Representations in your response letter.

Response. The Registrant confirms that all missing and bracketed information will be supplied in the definitive proxy statement and notes that the Tandy Representations are included below.

Comment 2. Please confirm that the disclosure required by Item 1(b) of Schedule 14A stating the approximate date on which the proxy statement and form of proxy are first sent or given to security holders is included in the definitive proxy statement.

Response. The requested disclosure has been included in the definitive proxy statement.

Comment 3. Please consider including a question and answer section in the definitive proxy statement to review and explain the material aspects of the proposal that shareholders are being asked to consider.

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Response. The Registrant determined not to include a question and answer section because the explanation of the change in adviser entity is straightforward and already included succinctly in the proxy statement.

Comment 4. Please confirm that the disclosure required by Item 2 of Schedule 14A regarding whether or not the person giving the proxy has the power to revoke it is included in the definitive proxy statement, and consider adding a separate discussion reviewing shareholders’ proxy revocation rights.

Response. The information required by Item 2 of Schedule 14A was already included in the proxy statement.

Comment 5. Please confirm whether there will be any changes to the Fund’s service providers as a result of the Transaction.

Response. The Registrant confirms that there will not be any changes to the Fund’s service providers as a result of the Transaction.

Comment 6. Please confirm whether there is an affiliated broker, and, if there is an affiliated broker, please include the disclosures required by Item 22(c)(13) regarding the amount of commissions paid to any affiliated broker.

Response. Spectrum has confirmed to the Registrant that the Fund does not execute trades through an affiliated broker, so no commissions were paid to any affiliated brokers.

Comment 7. Please confirm whether the Transaction will result in any new fees or expenses for the Fund or its shareholders.

Response. The Registrant confirms that there are no new fees or expenses for the Fund resulting from the Transaction.

Comment 8. As required by Item 22(c)(11)(ii) of Schedule 14A, please confirm whether the adviser will receive any benefits from its relationship with the Fund such as soft dollar arrangements.

Response. Spectrum has confirmed to the Registrant that the adviser does not and will not derive any such benefits from its relationship with the Fund.

Comment 9. Consider expanding the disclosure that “no fee increase is proposed” on the cover page and page one to include disclosures that no change in investment strategy, portfolio manager, or investment risks are proposed.

Response. The Registrant has revised the disclosure as requested.

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Comment 10. Please clarify terms of the Transaction, specifically addressing how Gratus is acquiring “the goodwill associated with Mr. Heilweil’s client relationships” and whether Mr. Heilweil is receiving consideration in the Transaction.

Response. The first paragraph in Proposal I - Overview and Background has been revised as follows:

On February 17, 2016, Spectrum notified the Board that it intended to resign as adviser to the Fund effective upon the consummation of a transaction with Gratus, pursuant to which Gratus will purchase the goodwill of Marc ~~Mr.~~ Heilweil, the sole owner of Spectrum and the portfolio manager of the Fund since 2000. ~~will join Gratus where he will serve as a portfolio manager~~ (the “Transaction”). Concurrent with the Transaction, Mr. Heilweil will become an employee of Gratus where he will serve as a portfolio manager. Following the Transaction, Spectrum will liquidate and wind down its affairs as soon as reasonably practicable.

Comment 11. Please make any disclosures regarding the Transaction that are required by Section 15(f) of the 1940 Act.

Response. The Registrant does not believe any additional disclosure is required by Section 15(f) of the 1940 Act.

Comment 12. Please clarify whether Gratus has ever served as the investment adviser to a regulated investment company.

Response. Gratus has not previously served as the investment adviser to a regulated investment company. The disclosure in the section entitled, “Information Concerning Gratus” has been clarified to include this information.

Comment 13. Please ensure the disclosure of the fees earned by Gratus under the Interim Agreement satisfies the requirements of Rule 15a-4(b)(2)(vi)(c).

Response. The Interim Advisory Agreement meets the requirements of Rule 15a-4, including Rule 15a-4(b)(2)(vi)(c). The disclosure regarding the fees earned by Gratus under the Interim Advisory Agreement has been revised to include disclosure regarding what happens to fees held in escrow should the New Advisory Agreement not be approved by shareholders.

Comment 14. Please confirm whether the Current Advisory Agreement, the Interim Advisory Agreement and the New Advisory Agreement are subject to operating expense limitation agreements.

Response. The Registrant confirms that the Current Advisory Agreement, the Interim Advisory Agreement, and the New Advisory Agreement are not subject to an operating expense limitation agreement. Under each advisory agreement, the Fund’s adviser receives a single unitary fee from

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which the adviser pays most expenses of the Fund. The description of the advisory fee in the section entitled “The Advisory Agreements” has been clarified as follows:

“As compensation for these services, under both Advisory Agreements, the adviser is entitled to receive an annual unitary advisory fee from the Fund equal to 1.10% of the Fund’s average daily net assets.”

Comment 15. Please review the Current Advisory Agreement and the New Advisory Agreement and confirm that the disclosures required by Item 22(c)(8) of Schedule 14A describing the nature of the action to be taken on the investment advisory contract and the reasons therefor, the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract are included in the definitive proxy statement.

Response. The Registrant so confirms. This information is provided in Proposal I – The Advisory Agreements.

Comment 16. Please explain the circumstances leading to the change in the Fund’s investment adviser.

Response. The Registrant has revised and clarified the sentence as follows:

“At the Board Meeting, the Trustees considered the Transaction, noting that if the Transaction consummates and the New Advisory Agreement is approved, the Fund’s portfolio manager, investment strategy, investment restrictions and general investment process will remain the same at Gratus.”

Comment 17. Please clarify what is meant by stating that the Board viewed the New Advisory Agreement as a continuation of the Current Advisory Agreement.

Response. The Registrant has revised the description of the initial term of the New Advisory Agreement to clarify the Board’s rationale as follows:

“Under the 1940 Act, the Board could have approved the New Advisory Agreement for an initial two-year term. At the Board Meeting, the Trustees considered the Transaction and the Advisory Agreements, noting that in addition to the terms of the Agreements being the same, the Fund’s portfolio manager, investment strategy, investment restrictions and general investment process will also remain the same under the New Advisory Agreement. In deciding the initial term of the New Advisory Agreement, the Trustees discussed their approval of the Current Advisory Agreement in February 2016 and noted the similarities between the Advisory Agreements and the investment process. The Trustees considered that other than the effective dates and termination dates, the Advisory Agreements were identical. Based on these

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considerations, the Board determined that the New Advisory Agreement should continue in effect for a period similar to that which the Current Advisory Agreement is in effect. Thus, the New Advisory Agreement provides that it will continue in effect for an initial period of one year, and the Current Advisory Agreement, if the Transaction is not consummated, will continue in effect through March 8, 2017. Each of the Advisory Agreements provides that it will continue in effect from year to year after its current period ends, but only so long as its continuance is approved at least annually by (i) the Board or (ii) a vote of a majority of the outstanding voting securities of the Fund, provided that in either event its continuance is also approved by a majority of the independent Trustees of the Board, at an in-person meeting called for the purpose of voting such approval.”

Comment 18. Please confirm that the requirements of Section 15(a) and Section 15(c) of the 1940 Act and Item 22(c)(11) of Schedule 14A were met by the Board in approving the Interim Advisory Agreement and the New Advisory Agreement. Discuss whether the Board considered investment advisers other than Gratus. Please also clarify what additional support Gratus may provide to the portfolio manager and the Fund and explain what additional resources Gratus may provide to the Fund and how these resources may improve the Fund’s performance. In addition, please include a brief introduction to Mr. Burton, including his position and significance to the Transaction.

Response. The Board met the requirements of Section 15(a) and Section 15(c) of the 1940 Act and Item 22(c)(11) of Schedule 14A in considering the adviser and approving the agreements. The deliberations set forth in the proxy, which are required to be included in the proxy by Item 22(c)(11) of Schedule 14A are an excerpt from the minutes of the Registrant’s March 2016 board meeting, and it is the board’s decision, with advice of counsel, to determine the level of detail they wish to include in the minutes, so the Registrant has not added the additional details requested but has removed the reference to resources provided by Gratus and references to Mr. Burton as he is not a party to the transaction.

Comment 19. Please address whether the Transaction gave rise to any conflicts of interest, and if so, please address the Board’s consideration of these conflicts in evaluating the Advisory Agreements.

Response. The Registrant does not believe that the Transaction gives rise to any material conflicts of interest.

Comment 20. Please clarify what is meant by the statement, “the Fund’s annualized returns were respectable.”

Response. The Registrant has revised the Board’s deliberations to clarify the considerations of the Trustees.

Comment 21. Please provide a copy of the draft definitive proxy statement for Staff review prior to submitting the definitive proxy statement.

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Response. The draft definitive proxy statement has been included as Appendix A to this response letter.

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

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Appendix A

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